Mail Stop 3561

December 16, 2008

Thomas Morrison, Chief Executive Officer
Organic Alliance, Inc.
1250 NE Loop 410, Suite 320
San Antonio, Texas 78209

> **Re: Organic Alliance, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2008**
> **File No. 333-152980**

Dear Mr. Morrison:

    We have reviewed your amendment and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Item 16, Exhibit Index, page 34</u>

1. We note your response to comment three in our letter dated December 5, 2008. We reissue the portion of that comment requesting you to disclose in your Exhibit Index which exhibit has the actual and exact terms of the agreement you executed. In this regard, please include disclosure that is similar to your response in your Exhibit Index or as a footnote to your Exhibit Index indicating why you have filed the two exhibits and which exhibit investors should consider.

****

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
       Via Facsimile